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                                                November 22, 2024

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Mr. Brian Soares Ms. Christina Chalk Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	BEST Inc.
Schedule 13E-3 filed on October 11, 2024
File No. 005-90115

Dear Mr. Soares and Ms. Chalk:

On behalf of BEST Inc. (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 25, 2024 with respect to the Schedule 13E-3, File No. 005-90115 (the “Schedule 13E-3”) filed on October 11, 2024 by the Company and other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons and certain other relevant persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the updated proxy statement (the “Updated Proxy Statement”) attached as Exhibit (a)-(1) to the Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Securities and Exchange Commission

November 22, 2024

The Amendment No. 1 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 1 indicating changes against the Schedule 13E-3 filed on October 11, 2024 is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 1.

We represent the special committee of the board of directors of the Company. To the extent any changes made in the Amendment No. 1 relate to information concerning any person other than the Company, such changes are included in this letter based on information provided to the Company by such other persons or their respective representatives.

General

1.	We note that you have marked your proxy statement as "preliminary" but have not done so with the form of proxy included as Annex G. Please advise or revise.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the form of ADS Voting Instruction Card included as Annex G reflects the standard form of voting instruction used by the ADS Depositary, and is incorporated for the ADS holders’ reference only. Instead of having ADS holders use this form for their instructions, the ADS Depositary will, when the Company has determined when to convene the extraordinary general meeting and so instructs the ADS Depositary, send the finalized ADS Voting Instruction Card containing logistics information with respect to the meeting to the ADS Holders. Therefore, the form of ADS Voting Instruction Card is not marked as “preliminary”.

2.	We note multiple references to "special resolutions" in the plural form throughout your preliminary proxy statement. However, your Notice, preliminary proxy card, and answer to the second question on page 20 describe only one special resolution and two ordinary resolutions. Please advise or revise.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. All references to “special resolutions” throughout the preliminary proxy statement have been replaced with references in the singular form.

Securities and Exchange Commission

November 22, 2024

Summary Term Sheet, page 3

3.	We note the term "Unaffiliated Security Holders" is defined at the bottom of page 12 differently than on pages iv and x of your preliminary proxy statement. Please revise to ensure that the term is used consistently throughout the disclosure document, using a definition that satisfies your obligation to address fairness to unaffiliated security holders, as defined in Rule 13e-3(a)(4).

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 12 of the Updated Proxy Statement.

Questions and Answers About the Extraordinary General Meeting and the Merger, page 20

4.	Please revise the answer to the second question on page 22 to address whether abstentions will be counted towards a quorum and to address the effects of broker non-votes.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 22 of the Updated Proxy Statement.

5.	Please revise this section to add a question and answer addressing what consideration security holders may expect to receive in connection with the Merger.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 20 and 21 of the Updated Proxy Statement.

Background of the Merger, page 25

6.	We note references to the Preliminary Management Projections throughout this section and your reference to "certain adjustments the management team proposed to make" to such projections "to reflect, among others, management’s latest estimates based on the Company’s operating results as of and for the year ended December 31, 2023 and factors expected to affect future operating results." Please revise your filing to disclose the Preliminary Management Projections or, alternatively, explain such adjustments to the Preliminary Management Projections, quantifying as appropriate.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 41 of the Updated Proxy Statement.

Securities and Exchange Commission

November 22, 2024

7.	Refer to the following disclosure in this section indicating that:

•	in March 2023, Mr. Chou and representatives of AIL engaged in preliminary discussions of the possibility of taking the Company private with the support of AIL; and

•	such discussions were resumed in August 2023 when Mr. Chou and Mr. Chow also engaged representatives of CIL, BJ Russell and Denlux to further explore the possibility of AIL, CIL, BJ Russell and Denlux.

In your response letter, please explain why Mr. Chou and the other reporting persons identified in the Schedule 13D filed on November 3, 2023 did not file a Schedule 13D until that date, when the Consortium Term Sheet was executed. Refer to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations Questions 101.03 and 110.06.

On behalf of Mr. Chou and the other reporting persons identified in the Schedule 13D filed on November 3, 2023 (each, a “Reporting Person”), the Company respectfully advises the Staff that the Schedule 13D was not filed before November 3, 2023 because no “group” (within the meaning of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”)) was formed by any of the Reporting Persons with one another, nor has any plan or proposal which relates to, or would result in, any of the transactions enumerated in Item 4(a) – (j) of Schedule 13D been formed, until that date.

Mr. Chou initiated both the March 2023 and August 2023 discussions with a focus on gauging the interest of certain Reporting Persons in supporting a potential strategic transaction involving the Company and such discussions were preliminary and exploratory in nature. The March 2023 discussions were merely for Mr. Chou’s evaluating the possibility of procuring AIL’s support. As AIL had no plan of and was not interested in making investment to take the Company private, discussions ceased shortly. In August 2023, Mr. Chou resumed discussions engaging additional Reporting Persons with the same intention of evaluating such Reporting Persons’ interest in supporting a potential strategic transaction involving the Company, which continued into early November 2023. No formal or informal, written or oral agreement was reached between the Reporting Persons until November 3, 2023, on which date they entered into a non-binding agreement under the Consortium Term Sheet to jointly pursue a going-private transaction of the Company. In this regard, the agreement was still somewhat preliminary due to the non-binding nature of the Consortium Term Sheet, but Mr. Chou and the other Reporting Persons determined that it was nevertheless prudent to file the Schedule 13D at that time.

Securities and Exchange Commission

November 22, 2024

Certain Financial Projections, page 39

8.	We note your references to the "summary of the Management Projections" in the last paragraph on this page. Please revise to include the full projections instead of a summary.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 40 of the Updated Proxy Statement.

9.	We note the statement in the next section, on page 43 that "[t]he costs associated with the Company being a publicly-listed company, as provided by the management of the Company, were excluded from the Management Projections..." Please revise this section where the projections are included to disclose this and any other adjustments or assumptions that have not been disclosed, quantifying as appropriate.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 44 of the Updated Proxy Statement. The Company respectfully advises the Staff that all other material adjustments or assumptions underlying the Preliminary Management Projections and the Management Projections have been disclosed.

Opinion of the Special Committee's Financial Advisor, page 40

10.	For each of the valuation methodologies listed, provide the per share value or ranges of values yielded.

The Company respectfully advises the Staff that Kroll performed valuation methodologies based on Discounted Cash Flow Analysis. While Kroll reviewed the selected public companies and the selected M&A transactions, Kroll did not select valuation multiples based on the selected public companies analysis and the selected M&A transactions analysis (as disclosed in the section titled “Selected Public Companies and Merger and Acquisition Transactions Analyses”).

Per ADS value or ranges of values yielded is disclosed on page 52 of the Proxy Statement in the section titled “Summary of Discounted Cash Flow Analysis and Selected Public Companies and M&A Transactions Analyses”.

Securities and Exchange Commission

November 22, 2024

11.	Refer to the third bullet point in this section. Please revise to clarify, if true, that Kroll also reviewed the Preliminary Management Projections referenced on page 26 of your preliminary proxy statement.

The Company respectfully advises the Staff that Kroll reviewed the Preliminary Management Projections but did not rely on the Preliminary Management Projections for valuation analysis and fairness opinion. Therefore, in order to avoid making misleading information disclosure, no reference to Kroll’s review of the Preliminary Management Projections is made in the Proxy Statement.

12.	With a view towards disclosure, please describe to us the "certain representations as to the Company’s historical consolidated financial information, the Management Projections and the underlying assumptions of such projections" contained in the Management Representation Letter referenced on page 41. See Item 8 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

The Company respectfully advises the Staff that in the Management Representation Letter, the management team of the Company confirmed on the process for the preparation of the Management Projections and represented that the Management Projections were the most current financial projections available and were considered by the management team to be the best estimates.

13.	Refer to the first paragraph on page 42. Provide more specifics to describe the "numerous assumptions" Kroll made in connection with its opinion, with respect to "industry performance, general business, market and economic conditions and other matters." In addition, please clarify whether such "numerous assumptions" are included in the assumptions disclosed on page 40 or in the second set of bullet points on page 41, or are additional assumptions underlying the Management Projections that would assist security holders in evaluating Kroll's fairness opinion and analyses.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 42 and 43 of the Updated Proxy Statement.

Securities and Exchange Commission

November 22, 2024

14.	Refer to the following disclosure at the bottom of page 42: "Kroll’s opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose..." (emphasis added) Please revise to avoid the implication that shareholders may not rely on the opinion.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 43 of the Updated Proxy Statement.

15.	Refer to the following disclosure on page 47: "Kroll noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections entitled 'Selected Public Companies Analysis' and 'Selected M&A Transactions Analysis' above, respectively." However, the explanations in the cited sections are brief and generic and common to disclosure about fairness opinion analyses generally, but do not make clear why specifically in this case, such valuation methodologies were disregarded. Please expand to provide more specific disclosure, including why Kroll chose to rely on other valuation methods.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 46 and 47 of the Updated Proxy Statement.

The Company's Net Book Value and Net Earnings, page 52

16.	Please revise the table beginning on this page to disclose the interest in net book value and net losses before and after the Merger for each affiliate engaged in the transaction, as opposed to just those affiliates who will retain an interest in the Company after the Merger. See Instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 53, 54 and 55 of the Updated Proxy Statement.

Interests of the Buyer Group, page 56

17.	Refer to the first paragraph in this section. Your statement that "the Buyer Group will own, directly or indirectly, 100% of the equity interest in Parent immediately following the completion of the Merger" appears inconsistent with the last sentence of this paragraph. In this regard, we note that the persons listed in the last sentence of the paragraph do not include all the persons listed in the definition of the term "Buyer Group." Please advise or revise to clarify who will beneficially own an interest in Parent following the Merger.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 58 of the Updated Proxy Statement.

Securities and Exchange Commission

November 22, 2024

Financial Information, page 95

18.	We note that the Schedule 13E-3 incorporates by reference the Company’s financial information in order to satisfy the disclosure obligations under Item 13 of Schedule 13E-3, and the summary of such information is provided in this section of the preliminary proxy statement. Please revise this section to also include noncurrent liabilities, as described in Instruction 1 to Item 13 of Schedule 13E-3, Item 1010(c)(1) of Regulation M-A, and Item 1-02(bb)(2) of Regulation S-X.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 100 and 101 of the Updated Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 101

19.	Refer to the following statement on page 60 of your preliminary proxy statement: "Shares that are beneficially owned by the executive officers, directors and affiliates of the Company or for which the executive officers, directors and affiliates of the Company have proxy authority, including Shares beneficially owned by those who are Rollover Shareholders, represent approximately 96.0% of the voting rights attached to all the outstanding Shares as of the date of this proxy statement." With a view towards disclosure, please explain to us why the line for Directors and Executive Officers as a Group in the table on this page reflects 47% of the voting power for such group instead of 96.0%.

In response to the Staff’s comment, the Company respectfully advises the Staff that Shares that are beneficially owned by the directors and executive officers of the Company represent approximately 47.0% of the total voting power of the outstanding Shares of the Company and Shares that are beneficially owned by other affiliates of the Company (mainly Alibaba Group Holding Limited) represent approximately 48.9% of the total voting power of the outstanding Shares of the Company, such that such total Shares represent approximately 96.0% of the total voting power of the outstanding Shares.

Securities and Exchange Commission

November 22, 2024

Annex E, page E-1

20.	We note that some filing persons appear to be missing from Annex E, such as The 2012 MKB Irrevocable Trust, Ting Childrens Irrevocable Trust, Ting Family Trust, Hong Chen, and Sau Hung Kiu. Please either add these and any other missing filing persons to Annex E or revise the title of Annex E to accurately reflect its content.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages E-13 through E-15 of the Updated Proxy Statement.

*      *      *

If you have any questions regarding the foregoing or wish to discuss any aspect of the Amendment No. 1, please contact the undersigned by phone at (8621) 6193-8225 or by e-mail at yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

Enclosures

cc:	Mr. Ying Wu
Mr. Wenbiao Li
Mr. Klaus Anker Petersen
BEST Inc.
Mark Lehmkuhler, Esq.
Fangda Partners